ACADEMY SECURITIES, INC.

Statement of Financial Condition

DECEMBER 31, 2018

ACADEMY SECURITIES, INC.

Contents





EisnerAmper LLP
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New York, NY 10017
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www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Academy Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Academy Securities, Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eisner Amper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
March 1, 2019

ACADEMY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Assets:		
Cash and cash equivelants	$	6,775,854
Due from clearing brokers		2,180,278
Securities owned, at fair value		746,998
Accounts receivable		1,470,542
Deferred tax assets		4,497
Prepaid expenses and other assets		464,025
Furniture, computer equipment, and leasehold improvements at cost, less accumulated depreciation and ammortization of $175,644		128,606
Total Assets	$	11,770,800

LIABILITIES AND STOCKHOLDERS' EQUITY:

Liabilities:		
Due to clearing broker	$	720,036
Accounts payable and accrued expenses		701,661
Bonus payable		2,405,000
Subordinated debt interest payable		47,488
Soft dollar payable		388,971
Liabilities subordinated to the claims of general creditors		1,295,505
Total Liabilities		5,558,661
Stockholders' Equity:		
Preferred stock - $.01 par value; 1,000,000 shares authorized, 113,394 shares outstanding		1,334
Common stock, $.01 par value; 1,000,000 shares authorized and issued, 326,883 shares outstanding		3,269
Additional paid- in -capital		6,300,149
Series A Preferred stock subscription receivable		(2,029,308)
Common stock subscription receivable		(1,497,236)
Retained earnings		3,433,931
Total Equity		6,212,139
Total Liabilities and Stockholders' Equity	$	11,770,800

The accompanying notes are an integral part of these financial statements.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2018

NOTE A - ORGANIZATION

Academy Securities, Inc., (the "Company") was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company is a California Certified Disabled Veteran Business Enterprise (DVBE) and Service-Disabled Veteran Owned Business (SDVOB) (such designations require 51% or more ownership by a qualified disabled veteran) that conducts an order execution and agency trading business for investment management firms, public, ERISA and other pension funds, as well as family offices. The Company also provides underwriting services to issuers of municipal securities, equities, and corporate debt. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i) and (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

[2]   Revenue from contracts with customers:

Revenue Recognition:

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d} allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Investment Banking:

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Brokerage Commissions:

The Company introduces its customers to its clearing brokers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Income taxes:

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits after assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

[4]   Furniture, computers, equipment, and leasehold improvements:

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[5]   Cash:

Cash is held at a major financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. In the event of a financial institution's insolvency, the recovery of deposits may be limited. The Company has not experienced any losses on such accounts.

[6]   Due from clearing brokers (RBC Correspondent Services and Industrial and Commercial Bank of China):

Due from clearing brokers includes a $250,000 required deposit at RBC Correspondent Services and a $500,000 required deposit at Industrial and Commercial Bank of China.

[7]   Common Stock and Series A Convertible Preferred Stock Subscription Receivable:

Common stock and Series A Convertible Preferred Stock subscription receivable represents amounts due from shareholders related to the issuance of common stock and Series A Preferred stock. No interest is charged for outstanding amounts due on Common Stock. On Series A Convertible Preferred Stock, the Company began accruing interest on December 1, 2016 on the related subscription receivable. Interest is calculated for each subsequent month using the Long Term Applicable Federal Rate (AFR) for each month. All subscription receivable and related interest may be repaid from dividends paid on preferred stock.

[8]   Soft Dollar Payables:

The Company ensures that all payments made on behalf of customers qualify for the safe harbor of section 28(e) of the Securities Exchange Act of 1934. Related cash balances are classified as "Restricted Cash" on the Statement of Financial Condition.

[9]   Fair Value of Financial Instruments:

At December 31, 2018, the carrying value of the Company's cash, restricted cash, due to / from clearing brokers, accounts receivable, subordinated debt interest payable, and soft dollar payable approximate their fair value due to their short-term nature.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2018

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10] Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, Leases, which replaces the existing guidance in ASC 840, Leases. The new standard establishes a right-of-use model that requires a lessee to record a right-or-use asset and lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expenses recognition in the statement of income. The guidance will be effective for annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The Company has evaluated the new guidance and adoption will require the Company to record a Right of Use asset and a lease liability.

In November 2016, the FASB issued amended guidance on classification and presentation of restricted cash on the statement of cash flows. The new guidance was effective for the Company beginning on January 1, 2018. Under the new guidance, reporting entities are required to explain the changes in the combined total of restricted and unrestricted balances in the statement of cash flows. Therefore, amounts generally described as restricted cash or restricted cash equivalents (hereinafter referred to as "restricted cash") should be combined with unrestricted cash and cash equivalents when reconciling the beginning and end of period balances on the statement of cash flows. Reporting entities are also required to disclose how the statement of cash flows reconciles to the balance sheet in any situation in which the balance sheet includes more than one-line item of cash, cash equivalents, and restricted cash.

NOTE C – COMMITMENTS AND CONTINGENCIES

Leases

On July 1, 2012, the Company executed a 5-year 3-month non-cancelable operating lease for office space in San Diego, CA. The lease included two one-year renewal options to extend the expiration beyond the original term. The Company exercised both of these two one-year options, the latter of which will expire on September 30, 2019.

On September 26, 2012, the Company executed a 3-year operating lease for its office space in Chicago, IL. The lease was extended for an additional 3-year period and will expire on January 31, 2019.

On August 5, 2014, the Company executed an expense sharing agreement with The North Carolina Company to reimburse that entity for the cost of the operating lease of office space at Chapel Hill, NC. The lease was re-assigned to the Company on December 23, 2015 and the expense sharing agreement was terminated. The lease expires March 31, 2019.

On November 11, 2017, the Company executed a sublease at 140 East 45th Street, New York, NY. The sublease will expire on July 30, 2020. In connection with this new sublease, a $44,942 letter of credit was given to the landlord as a security deposit. This letter of credit remains undrawn on December 31, 2018.

On March 19, 2018, the Company executed a 6-month operating lease for its office space in Sacramento, CA that expired on September 30, 2018. The lease was renewed for another 6-month period and will expire on March 31, 2019.

On April 18, 2018, the Company executed a 5-year and 2-month operating lease for its office space in South Norwalk, CT that will expire on June 30, 2023.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2018

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future minimum annual lease payments are as follows:

Year Ending December 31,	Amount
2019	$499,832
2020	301,924
2021	140,128
2022	102,549
2023	74,512
Thereafter	12,154
Total	$1,131,099

Litigation

The Company is a defendant or respondent in pending litigation seeking compensatory damages brought by the Bucks County Employees Retirement Fund in the Circuit Court for the County of Wayne, Michigan, No. 16-013616-CZ (Sullivan, B.) (the "Ally Action"), on behalf of a class of purchasers of common stock of Ally Financial Inc. (f/k/a General Motors Acceptance Corporation, or GMAC) ("Ally") related to its Initial Public Offering (the "Offering") on or around April 11, 2014, for which the Company was a small member of an underwriting syndicate. The Ally complaint asserts, inter alia, claims for violations of sections 11 and 12(a)(2) of the Securities Act of 1933, and seeks damages against Ally, Ally's directors and officers, and the underwriters, who, as alleged in the Ally complaint, are jointly and severally liable.

The Ally complaint does not specify the amount of damages being sought against the underwriter defendants. Ally and Citigroup Global Markets Inc., Goldman Sachs & Co. Morgan Stanley & Co. LLC and Barclays Capital Inc., as representatives for the underwriters, entered into an underwriting agreement (the "Ally Underwriting Agreement") in connection with the Offering. A provision in the Ally Underwriting Agreement, requires Ally to indemnify and hold harmless the underwriters, including the Company, its directors, officers, employees, agents and affiliates of the Company and each person, if any, who controls the Company against any and all losses, claims, costs or liabilities arising out of or in connection with any untrue statement or alleged untrue statement of material fact contained in the various transaction documents associated with the IPO.

Accordingly, while the Company is participating in the defense of the Ally Action and expects to prevail on all claims, the Company does not believe it will be obligated to pay any monies in connection with the Action because any finding of liability against it would trigger an obligation on the part of Ally under the Ally Underwriting Agreement to pay for any monetary judgment. The Ally Underwriting Agreement also covers the Company's legal expenses.

The Company is also a defendant or respondent in pending litigation seeking compensatory damages brought by plaintiffs in the Circuit Court of the Fifteenth Judicial Circuit, No. 502018CA00394XXXX17B-AG (the "ADT Action"), on behalf of a class of purchasers of common stock of ADT Inc. ("ADT") related to its Initial Public Offering (the "Offering") in March 2018, for which the Company was one of a group of underwriters. The ADT complaint asserts, inter alia, claims for violations of sections 11, 12(a)(2), and 15(a) of the Securities Act of 1933, and seeks damages against ADT, ADT's directors and officers, and the underwriters, who, as alleged in the Ally complaint, are jointly and severally liable.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2018

NOTE C – COMMITMENTS AND CONTINGENCIES (CONTINUED)

The ADT complaint does not specify the amount of damages being sought against the underwriter defendants. ADT and Morgan Stanley & Co. LLC, Goldman Sachs & Co. Barclays Capital Inc., Deutsche Bank Securities, Inc., RBC Capital Markets LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce Fenner & Smith, Inc and as representatives for the underwriters, entered into an underwriting agreement (the "ADT Underwriting Agreement") in connection with the Offering. A provision in the ADT Underwriting Agreement requires ADT to indemnify and hold harmless the underwriters, including the Company, its directors, officers, employees, agents and affiliates of the Company and each person, if any, who controls the Company against any and all losses, claims, costs or liabilities arising out of or in connection with any untrue statement or alleged untrue statement of material fact contained in the various transaction documents associated with the IPO.

Accordingly, while the Company is participating in the defense of the ADT Action and expects to prevail on all claims, the Company does not believe it will be obligated to pay any monies in connection with the Action because any finding of liability against it would trigger an obligation on the part of Ally under the Ally Underwriting Agreement to pay for any monetary judgment. The ADT Underwriting Agreement also covers the Company's legal expenses.

Liabilities for potential losses from complaints, legal actions, government investigations and proceedings are established where management believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In making these decisions, management bases its judgments on its knowledge of the situations, consultations with legal counsel and its historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect management's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in   predicting the ultimate outcome of legal and regulatory actions, management cannot predict with certainty the eventual loss related to such matters.

D - INCOME TAXES

Deferred tax assets and liabilities at December 31, 2018 are comprised of:

Net deferred tax assets:
Accrued expenses	$15,060
Fixed Assets	(10,739)
Other	176
	$4,497

NOTE E – FURNITURE, COMPUTER EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, computer equipment, and leasehold improvements, at December 31, 2018, consist of the following:

Computer and office equipment	$ 197,723
Leasehold improvements	106,527
	304,250
Less: accumulated depreciation and amortization	(175,644)
	$ 128,606

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2018

NOTE F - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $8,484,155 which exceeded the required net capital by $8,199,945. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 0.50 to 1.

NOTE G - OFF-BALANCE-SHEET RISK AND CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is subject to credit risk should the clearing broker be unable to repay the amount due from the clearing broker on the statement of financial condition.

NOTE H – CAPITAL

Academy Securities, Inc offered to accredited investors a Maximum Amount of $2,000,016 of its Series A Convertible Preferred Stock par value $.01 ("Preferred Stock"). The Offering was made pursuant to a Purchase Agreement between the purchaser or purchasers of the Preferred Stock and the Company. 65,360 shares were offered at $30.60 per share. The holders of the Preferred Stock are entitled to receive cumulative dividends equal to $1.53 per share per annum totaling approximately $100,000.

Each Preferred share is convertible into one share of common stock at the option of the shareholder. The use of proceeds was for working capital and general corporate purposes of the company. Concurrent with the sales of Preferred Stock pursuant to the purchase agreement, shares of Preferred Stock are sold to its majority shareholders as disclosed in the Purchase Agreement.

On July 1, 2018, the Company's Board of Directors declared a dividend of $1.53 to holders of its Series A Convertible Preferred Stock, payable on July 1st, 2018. Additional dividends in arrears will be paid from legally available funds as determined by the Company's Board of Directors in accordance with applicable law and FINRA's rules and regulations. In accordance with a shareholder agreement, $83,272 of a dividend due to an officer of the company was applied against his Series A Preferred subscription receivable.

ACADEMY SECURITIES, INC.

Notes to Statement of Financial Condition December 31, 2018

NOTE I – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company is obligated under sixteen subordination agreements (the "Agreement") in the aggregate amount of $1,295,505. As of December 31, 2018, the carrying amount of these liabilities approximates fair value. The Agreements, which are between the lenders (stockholders of the Company) and the Company, have been approved by FINRA and, as such, are available for net capital purposes.

The schedule of outstanding Agreements is as follows:

Effective Date	Rate	Maturity Date	Amount
12/28/2011	6%	12/26/2020	$ 50,000
1/12/2012	6%	1/12/2021	100,000
3/20/2012	6%	3/20/2020	100,000
5/24/2012	6%	5/24/2020	35,000
8/5/2010	6%	7/31/2020	30,000
8/5/2010	6%	8/3/2020	150,000
8/20/2010	6%	8/18/2020	150,000
8/2/2010	6%	8/18/2020	30,000
9/28/2011	6%	9/19/2020	91,110
9/28/2011	6%	9/21/2020	91,110
1/20/2012	6%	12/26/2020	181,620
3/19/2012	6%	3/5/2020	45,555
5/25/2012	6%	5/24/2020	91,110
3/25/2014	6%	3/25/2020	25,000
4/11/2014	6%	4/11/2020	100,000
4/14/2014	6%	4/14/2020	25,000
		Total	$1,295,505